UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOLDEN CLAW VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

38081L 105
(CUSIP Number)

Sami Vaskola
810 Peace Portal Drive, Suite 214
Blaine, WA 98230
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707062 105

1.	Names of Reporting Persons Sami Vaskola

I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]

(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Finland Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	25,000,000 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	25,000,000 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,000,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 77.0%*

* Based on 32,484,420 issued and outstanding shares of Golden Claw Ventures Inc. as at July 23, 2007.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 707062 105

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Golden Claw Ventures Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 810 Peace Portal Drive, Suite 214, Blaine, WA 98230.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Sami Vaskola (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is 810 Peace Portal Drive, Suite 214, Blaine, WA 98230.

(c)	Present Principal Occupation and Employment:

The Reporting Person is the President, Secretary, Treasurer and sole director of the Company. The Reporting Person has served in those capacities since August 31, 2006. The principal executive offices of the Company are located at 810 Peace Portal Drive, Suite 214, Blaine, WA 98230. The Reporting Person is the president and director of Keepfitness Ltd., a private fitness company.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Finland.

CUSIP No. 707062 105

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 31, 2006, the Reporting Person acquired 25,000,000 Company Shares from D. Michael Kerr, our initial founder and promoter, at a price of $0.001 per share for a total purchase price of $25,000. The Reporting Person paid for these shares out of his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The purchase of the Company Shares by the Reporting Person was an initial investment as the founding shareholder of the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of June 23, 2007, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	25,000,000	77.0%

(1)	As of June 23, 2007, there were 32,484,420 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 707062 105

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1	Share Transfer Agreement between D. Michelle Kerr and Sami Vaskola dated August 31, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2007
Date

/s/ Sami Vaskola
Signature

Sami Vaskola
President, Secretary, Treasurer, and Director
Name/Title